NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-30 DEC 28, 2006

Rubicon Minerals Corporation Announces its Guidance regarding Computation of the Shareholders’ Adjusted Share Cost Base for New Shares Issued in Connection with its Plan of Arrangement

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce Rubicon’s guidance regarding the computation of shareholders’ adjusted cost base for Canadian tax purposes in connection with its Plan of Arrangement (the “Arrangement”) which became effective December 8, 2006. Under the Arrangement, each Rubicon shareholder of record on December 19, 2006 (the share distribution record date) received 0.0924893 of a common share in Africo Resources Ltd. and one-sixth of a common share in Paragon Minerals Corporation for each common share of Rubicon held by such shareholder. In order to compute the adjusted cost base for Canadian tax purposes of the shares of the three companies resulting from completion of the Arrangement, a shareholder should apportion the adjusted cost base of the Rubicon Common Shares held immediately prior to the share distribution record date on the following basis: 64.8% should be allocated to the post-Arrangement Rubicon Common Shares, 25.8% to the Africo Common Shares and 9.4% to the Paragon Common Shares, respectively.

The Africo and Paragon Common Shares commenced trading on the Toronto Stock Exchange and the TSX Venture Exchange, respectively, on December 15, 2006 under the symbols “ARL” and “PGR” respectively.

A description of the Arrangement and of Rubicon, Africo and Paragon upon completion of the Arrangement is set out in the management information circular of Rubicon dated July 7, 2006 which is available on SEDAR at www.sedar.com. Additional relevant information is set out in subsequent press releases, material change reports and other documents filed on SEDAR for the three companies.

RUBICON MINERALS CORPORATION

David W. Adamson
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President & CEO
For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.